[SONNENSCHEIN NATH & ROSENTHAL LLP LETTERHEAD]


Marc Salle
816.460.2555
msalle@sonnenschein.com

                                                            January 4, 2008


VIA EDGAR AND FEDERAL EXPRESS

Craig Slivka, Esq.
Attorney Advisor
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington,  D.C.  20549

     Re: Comment Letter dated November 30, 2007 Issued to DST Systems, Inc. Definitive 14A
          Filed March 15, 2007
          File No. 1-14036

Dear Mr. Slivka:

     We serve as counsel to DST Systems, Inc. ("DST") and are in receipt of a copy of your comment letter dated November 30, 2007 addressed to Mr. Thomas A. McDonnell, Chief Executive Officer of DST, with regard to the above-referenced proxy statement.

     We note that the letter requests a response by December 14, 2007. As discussed in our telephone conversation today, you have been kind enough to grant DST a further extension until January 11, 2008, in which to respond to the letter.

     We appreciate your assistance and the comments raised in your letter.

     Thank you very much.

                                                     Best regards,

                                                      /s/ Marc Salle

                                                     Marc Salle

cc:  Theresa C. Hursh, Esq.
     Gregg W. Givens
     John F. Marvin, Esq.